UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

RMT Trust

c/o Dover Motorsports, Inc.,

1131 North DuPont Highway, Dover, DE 19901 (302) 883-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D	Page 2 of 4 Pages

(1)	Names of Reporting Persons RMT Trust
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds N/A
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 0%
(14)	Type of Reporting Person OO

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D	Page 3 of 4 Pages

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended by adding the following text:

“Expiration of Tender Offer

In accordance with the terms of the Offer, the Reporting Person tendered the shares of Common Stock and Class A Common Stock beneficially owned by the Reporting Person; the tendered shares of Common Stock and Class A Common Stock were accepted for payment on December 22, 2021. On December 22, 2021, following the consummation of the Offer, Purchaser merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware without a vote of the Issuer’s stockholders (the “Merger”).”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)

As of the date of this filing, the aggregate number and percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is 0 shares of Common Stock or Class A Common Stock, constituting 0.0% of the outstanding shares of Common Stock and Class A Common Stock.

(b)	As of the date of this filing, the Reporting Person owns 0 shares of Common Stock and 0 shares Class A Common Stock and does not have voting or dispositive powers.

(c)

Other than tendering all shares of Common Stock and Class A Common Stock owned by the Reporting Person into the tender offer at a purchase price of $3.61 per share, as further described in Item 4, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer as of December 22, 2021.

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RMT Trust

Date: December 22, 2021	/s/ Henry B. Tippie
Henry B. Tippie, Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).